Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

VIKING HOLDINGS LTD

NOTICE OF 2026 ANNUAL GENERAL MEETING

The details and instructions in connection with the 2026 Annual General Meeting of the Shareholders (the “Annual Meeting”) of Viking Holdings Ltd (the “Company”, “we” or “us”) to be held on Wednesday, May 13, 2026, at 1:00 p.m. (Eastern time), virtually at www.virtualshareholdermeeting.com/VIK2026, are set forth in this Notice of Annual General Meeting (this “Notice”).

We have determined that the Annual Meeting will be held in a virtual meeting format only, via the Internet, with no physical in-person meeting.

Only those persons entered on the branch register of members of the Company at the close of business on March 16, 2026 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof. Holders of our ordinary shares are entitled to one vote for each share held of record as of the Record Date on all matters submitted to a vote of shareholders. Holders of our special shares are entitled to ten votes for each share held of record as of the Record Date on all matters submitted to a vote of shareholders. Holders of our ordinary shares and special shares will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law. As of the Record Date, there were 318.3 million ordinary shares and 127.8 million special shares outstanding. As of the Record Date, Viking Capital Limited held 108.3 million ordinary shares and 127.7 million special shares, which represents approximately 87% of the voting power of our issued and outstanding share capital.

Whether or not you plan to attend the virtual Annual Meeting, it is important that your shares in the Company are represented at the Annual Meeting. We encourage you to read the proxy materials, including the proxy card (for shareholders of record) or voting instruction card (for beneficial owners of shares), and to submit your votes as soon as possible. You may authorize your proxy via the Internet or telephone or, if you received the proxy materials in printed form, by mail by completing and returning the proxy card or voting instruction card. Instructions for voting can be found on your proxy card or voting instruction card.

To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/VIK2026, you must enter the control number found on your proxy card or voting instruction card. You may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting.

If you are a beneficial owner of shares as of the Record Date (for example if your shares are held in “street name” at your bank, broker or other nominee), we recommend you contact your bank, broker or other nominee for additional information about voting your shares and attending the Annual Meeting. Most individual shareholders are beneficial owners of shares held in “street name.”

This Notice, along with the Company’s Annual Report on Form 20-F, can be found on the investor relations portion of the Company’s website at ir.viking.com or by visiting the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at sec.gov. If you would like to request a hard copy of the audited consolidated financial statements of the Company for the year ended December 31, 2025, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com with your 16 digit control number in the subject line.

LETTER FROM OUR CHAIRMAN

Dear Shareholder,

As we approach our second Annual General Meeting as a public company, I want to thank you for your continued support of Viking and our brand promise: Exploring the World in Comfort®. Whether you are new to the Viking family, or have been with us over the years, we are grateful to have you with us on this journey.

From our start in 1997, Viking has proudly done things differently from others in the cruise industry. We focus on the destination, and we do not try to be all things to all people. Nearly 30 years later, that clarity of purpose continues to define us.

Today we have more than 100 ships across our award-winning river, ocean and expedition fleet. We are a global leader in experiential travel, exploring 21 rivers, all five oceans and all seven continents. And, all of this we do under just one brand: Viking. We are pleased that our approach continues to resonate with our guests, as well as with our shareholders.

Viking fundamentals

When we became a public company in 2024, I outlined four fundamental principles that have shaped Viking since the beginning and that I felt strongly should not change as we entered a new chapter.

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We obsess over our guests. Our focus remains on English‑speaking travelers aged 55 and older—guests who have the time and curiosity to explore the world in comfort. We offer a single‑language experience on board—and with no children and no casinos on any of our ships, we offer our guests a calm, quiet environment.
•
We treat our employees like family. Our global workforce represents more than 90 nationalities, and we deeply value their contributions. It is their service that allows us to deliver such consistent excellence to our guests.
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We take a long‑term view. We remain contrarian in many ways, placing emphasis on long‑term value creation rather than short‑term results.
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We do what is right for the environment. From diesel‑electric river ships to energy‑efficient ocean vessels with closed‑loop scrubbers, we continue to invest responsibly. Our forthcoming ocean ships, the Viking Libra and the Viking Astrea, partially powered by hydrogen fuel cells, are another way of testing progress for Viking and the cruise industry.

Now, two years later, our business performance and the recognition we continue to receive underscore that we have remained true to these principles

2025 highlights

The past year has been another period of significant progress for Viking. We completed our first full year as a publicly traded company on the New York Stock Exchange, building on the momentum of our successful IPO and the confidence placed in us by our guests, employees and shareholders.

Operationally, 2025 was an extraordinary year:

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We continued to grow our fleet. We welcomed our newest ocean ship, the Viking Vesta, and named our nine newest river ships, including the 100th vessel in our fleet, in a historic multi‑country ceremony spanning Egypt, Vietnam, Portugal, France, Germany and Switzerland.
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We expanded into new destinations. We announced new river voyages in India beginning in 2027.
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We advanced as a leader in sustainability. We announced the world’s first hydrogen-powered cruise ship, capable of operating with zero emissions. Currently under construction at Fincantieri’s Ancona shipyard, the Viking Libra is scheduled for delivery in late 2026. Our subsequent ocean ship, the Viking Astrea, is scheduled for delivery in 2027 and will also be hydrogen-powered. From the outset, we have designed our river and ocean ships thoughtfully to reduce their fuel consumption, and we are very proud these new ships will be even more environmentally friendly.
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We broadened and expanded existing and new cultural partnerships. Throughout our history we have established a variety of premier partnerships and sponsorships that build on our continued commitment to support cultural programming and events. As part of those efforts, in 2025 we announced the development of a new contemporary events pavilion at Highclere Castle, the home of the Earl and Countess of Carnarvon and the iconic filming location of Downton Abbey. The Viking Pavilion at Highclere Castle will enhance the experience for visitors to the estate, including Viking guests, who will enjoy new opportunities for Privileged Access®.
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We received significant accolades. For the fifth consecutive year, Condé Nast Traveler readers named Viking #1 for Rivers and #1 for Oceans. Travel + Leisure once again named us a “World’s Best” for Rivers, Oceans and Expeditions —and U.S. News & World Report named Viking the Best Luxury Line, Best Line for Couples and Best Line in the Mediterranean in the publication’s 2026 Best Cruise Line rankings.
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And finally, we delivered impressive 2025 financial performance. We had total revenues of $6.5 billion for the year ended December 31, 2025. Our Net Yields increased 7.4% and Adjusted Gross Margin increased by 22.6% year-over-year. Our strong top-line results, paired with our disciplined approach, enabled us to achieve Adjusted EBITDA growth of 38.8% in 2025. These achievements reflect strong demand from our core consumer, the loyalty of our guests, the value of our premium products and the dedication of our employees.

Annual General Meeting

We look forward to welcoming you to Viking’s Annual General Meeting to be held virtually on Wednesday, May 13, 2026, at 1:00 p.m. (Eastern time) at www.virtualshareholdermeeting.com/VIK2026.

At Viking, we are proud of what we have accomplished in the last 29 years, as well as our potential for the future. Thank you again for becoming part of the Viking family.

Sincerely,

Torstein Hagen
Chairman
Viking

VIKING HOLDINGS LTD

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2026 Annual General Meeting of the Shareholders (the “Annual Meeting”) of Viking Holdings Ltd (the “Company”, “we” or “us”) will be held on Wednesday, May 13, 2026, at 1:00 p.m. (Eastern time), virtually at www.virtualshareholdermeeting.com/VIK2026, for the following purposes:

1.
Election of Directors: To elect the following eight persons to serve as directors on the Board of Directors of the Company (the “Board”) to hold office until the next Annual General Meeting of the Company or until their respective successors have been elected or appointed or their office is otherwise vacated (“Proposal 1”):

Torstein Hagen
Richard Fear
Morten Garman
Paul Hackwell
Karine Hagen
Tore Myrholt
Pat Naccarato
Jack Weingart

2.
Appointment of Chairman: To appoint Torstein Hagen as Chairman of the Company (“Proposal 2”).
3.
Appointment of Auditors: To appoint Ernst & Young AS, an independent registered public accounting firm, as the Company’s auditor until the conclusion of the next Annual General Meeting of the Company, and to authorize the Audit Committee of the Board to fix their remuneration (“Proposal 3”).
4.
Other Business: To transact such other business as may properly come before the meeting, and any adjournment or postponement thereof.

The Board unanimously recommends that you vote “FOR” the director nominees in Proposal 1, and “FOR” Proposals 2 and 3.

In accordance with the Companies Act 1981 of Bermuda, the Company will also present at the Annual Meeting the audited consolidated financial statements of the Company for the year ended December 31, 2025, together with the auditor’s report thereon. The Board has approved these statements before the meeting. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Annual Meeting. The Company’s audited consolidated financial statements of the Company for the year ended December 31, 2025, are contained in our Annual Report on Form 20-F filed with the SEC on March 3, 2026 (the “Annual Report”) and published on our website at ir.viking.com/financial/financial-results.

BY ORDER OF THE BOARD

Torstein Hagen

Chairman

March 31, 2026

IMPORTANT NOTES

1.
Materials. A copy of this Notice, as well as the audited consolidated financial statements of the Company for the year ended December 31, 2025, together with the auditor’s report thereon, which were included in the Annual Report, is available for download at www.proxyvote.com and at ir.viking.com. If you would like to request a hard copy of the audited consolidated financial statements of the Company for the year ended December 31, 2025, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com with your 16 digit control number in the subject line. Unless requested, you will not otherwise receive a paper or email copy of these statements.
2.
Director Nominees. A brief summary of the business experience of our director nominees is included in “Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management” of the Annual Report. The Board has determined that Mr. Fear, Mr. Hackwell, Mr. Myrholt, Mr. Naccarato and Mr. Weingart qualify as independent directors in accordance with the rules of the New York Stock Exchange (the “NYSE”). Following the Annual Meeting, the Board expects (a) the members of the Audit Committee of the Board to be Jack Weingart (Chairman), Richard Fear and Pat Naccarato, and (b) the members of the Compensation and Nominating Committee of the Board to be Torstein Hagen (Chairman), Paul Hackwell and Tore Myrholt.
3.
Record Date. Only those persons entered on the branch register of members of the Company at the close of business on March 16, 2026 (the “Record Date”) that is maintained by our transfer agent and registrar, Equiniti Trust Company, LLC, are entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.
4.
Shareholder Votes. Holders of our ordinary shares are entitled to one vote for each share held of record as of the Record Date on all matters submitted to a vote of shareholders. Holders of our special shares are entitled to ten votes for each share held of record as of the Record Date on all matters submitted to a vote of shareholders. Holders of our ordinary shares and special shares will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law. As of the Record Date, Viking Capital Limited held 108.3 million ordinary shares and 127.7 million special shares, which represent approximately 87% of the voting power of our issued and outstanding share capital.
5.
Voting. Whether or not you plan to attend, it is important that your shares in the Company are represented at the Annual Meeting. We encourage you to read the proxy materials, including the proxy card (for shareholders of record) or voting instruction card (for beneficial owners of shares), and to submit your votes as soon as possible. You may authorize your proxy via the Internet or telephone or, if you received the proxy materials in printed form, by mail by completing and returning the proxy card or voting instruction card by 11:59 p.m. (Eastern time) on May 12, 2026. Instructions for voting can be found on your proxy card or voting instruction card. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/VIK2026, you must enter the control number found on your proxy card or voting instruction card. You may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting.
6.
Proxy Card. If you are a shareholder of record, you may vote by Internet, telephone or mail as specified on the proxy card. If you are a shareholder of record and you indicate when voting online or by phone that you wish to vote as recommended by the Board or sign and return a proxy card without giving specific voting instructions, then the persons named as proxy holders, Torstein Hagen and Leah Talactac, each with power of substitution, will vote your shares in the manner recommended by the Board on all matters presented in this Notice and as they may determine in their best judgment with respect to any other matters properly presented for a vote at the Annual Meeting.
7.
“Street Name” Holders. If you are a beneficial owner of shares as of the Record Date (for example if your shares are held in “street name” at your bank, broker or other nominee), a separate instruction card will be sent to you so that you may give voting instructions to your bank, broker or other nominee in respect of your shares. You should follow the instructions provided by your bank, broker or other nominee when voting your shares. In order to vote during the Annual Meeting, you must obtain a signed proxy from the bank, broker or other nominee that holds your shares. If you have not obtained a proxy from the bank, broker or other nominee that holds your shares, you are not entitled to vote or participate in the Annual Meeting.
8.
Broker Non-Votes. If you hold shares through a bank, broker or other nominee, it is important that you instruct your bank, broker or other nominee how to vote your shares or it will result in a “broker non-vote” and your shares will not count for all proposals. A “broker non-vote” occurs when a broker or nominee holding shares for a beneficial owner does not have discretionary voting power for a particular proposal and has not received instructions from the beneficial owner. A broker or nominee will only be able to vote your shares if the NYSE deems the particular proposal to be a “routine” matter. The only routine matter presented at the Annual Meeting is Proposal 3 (Appointment of Auditors).
9.
Treatment of Abstentions and Broker Non-Votes. An abstention represents a shareholder’s affirmative choice to decline to vote on a proposal. If you indicate on your proxy card that you wish to abstain from voting your shares on a proposal, or if a bank, broker or other nominee holding your shares of record causes abstentions to be recorded on a proposal, your shares will be considered present and entitled to vote at the Annual Meeting for purposes of determining the presence of a quorum, but will not be considered to be votes cast. Similarly, broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting, but will not be counted for purposes of determining the number of votes cast. As a result, both abstentions and broker non-votes will make a quorum more readily attainable, but will not otherwise affect the outcome of the vote on any proposal.
10.
Revocation of Proxy. You may revoke your proxy and change your vote at any time before the Annual Meeting. You may vote again on a later date via the Internet or by telephone. Only your latest vote submitted prior to the Annual Meeting will be counted.
11.
Solicitation Costs. We are paying for the distribution of the proxy materials and solicitation of the proxies. As part of this process, we reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our shareholders. Proxy solicitation expenses that we will pay include those for preparation, mailing, returning and tabulating the proxies.